UNITED STATES
                          SECURITIES AND EXCHANGE
                                 COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                            EarthShell Corporation
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  27032B209
                                (CUSIP Number)

    James A. Cooper                              With a copy to:
    100 South Brentwood Boulevard                Roger R. Wilen
    Suite 200                                   Schiff Hardin LLP
    St. Louis, Missouri  63105-1691             6600 Sears Tower
    (314) 727-2232                             Chicago, IL  60606
                                                 (312) 258-5810

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 22, 2006
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /_/

         NOTE: Schedules filed in paper format shall include a signed+ original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.








         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              PERSONS WHO RESPOND TO THE COLLECTION OF
              INFORMATION CONTAINED IN THIS FORM ARE NOT
              REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
              CURRENTLY VALID OMB CONTROL NUMBER.

    CUSIP No. 27032B209

         1.   Names of Reporting Persons.   ReNewable Products, LLC
              I.R.S. Identification Nos. of above persons (entities only) 20-2042611

         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  /_/

              (b)  /X/

         3.   SEC Use Only

         4.   Source of Funds (See Instructions)      OO

         5.   Check if Disclosure of Legal Proceedings Is Required
              Pursuant to Items 2(d) or 2(e)                           /_/

         6.   Citizenship or Place of Organization    Delaware


    Number of           7.   Sole Voting Power                           0
    Shares
    Beneficially        8.   Shared Voting Power                 8,273,504
    Owned by each
    Reporting Person    9.   Sole Dispositive Power                      0
    With
                        10.  Shared Dispositive Power            8,273,504

         11.  Aggregate Amount Beneficially Owned by Each
              Reporting Person                                   8,273,504

         12.  Check if the Aggregate Amount in Row (11)
              Excludes Certain Shares (See Instructions)               /X/

         13.  Percent of Class Represented by Amount in
              Row (11)                                              29.96%

         14.  Type of Reporting Person (See Instructions)
              OO

   CUSIP No.27032B209

        1.   Names of Reporting Persons    TSCP Machinery & Processing
                                           Group, LLC
             I.R.S. Identification Nos. of above persons (entities only)

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization    Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                     8,273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                8,273,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                               8,273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in
             Row (11)                                               29.96%

        14.  Type of Reporting Person (See Instructions)
             OO

   CUSIP No. 27032B209

        1.   Names of Reporting Persons.   Thompson Street Capital
                                           Partners, L.P.
             I.R.S. Identification Nos. of above persons (entities only) 11-3568473

        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)                                     /_/

   6.   Citizenship or Place of Organization    Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                     8,273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                8,273,504

        11.  Aggregate Amount Beneficially Owned by Each
             Reporting Person                                    8,273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount
             in Row (11)                                            29.96%

        14.  Type of Reporting Person (See Instructions)
             PN

   CUSIP No. 27032B209

        1. Names of Reporting Persons. Thompson Street Capital GP LLC I.R.S. Identification Nos. of above persons (entities only) 11-3568478


        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO

        5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)                                     /_/

        6.   Citizenship or Place of Organization     Delaware


   Number of        7.   Sole Voting Power                               0
   Shares
   Beneficially     8.   Shared Voting Power                     8,273,504
   Owned by each
   Reporting        9.   Sole Dispositive Power                          0
   Person With
                    10.  Shared Dispositive Power                8,273,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                               8,273,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)     29.96%

        14.  Type of Reporting Person (See Instructions)
             OO

   CUSIP No. 27032B209

        1.   Names of Reporting Persons.  James A. Cooper
             I.R.S. Identification Nos. of above persons (entities only)
             N/A


        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO, PF

        5.   Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization     United States


   Number of        7.   Sole Voting Power                          13,200
   Shares
   Beneficially     8.   Shared Voting Power                     8,537,661
   Owned by each
   Reporting        9.   Sole Dispositive Power                     13,200
   Person With
                    10.  Shared Dispositive Power                8,537,661

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                               8,550,861

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)     30.97%

        14.  Type of Reporting Person (See Instructions)
             IN

   CUSIP No. 27032B209

        1.   Names of Reporting Persons.   Peter S. Finley
             I.R.S. Identification Nos. of above persons (entities only)


        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  /_/

             (b)  /X/

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)           OO, PF

        5.   Check id Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)                            /_/

        6.   Citizenship or Place of Organization     United States


   Number of        7.   Sole Voting Power                               0
   Shares           8.   Shared Voting Power                     8,300,504
   Beneficially
   Owned by each    9.   Sole Dispositive Power                          0
   Reporting
   Person With      10.  Shared Dispositive Power                8,300,504

        11.  Aggregate Amount Beneficially Owned by
             Each Reporting Person                               8,300,504

        12.  Check if the Aggregate Amount in Row (11)
             Excludes Certain Shares (See Instructions)                /X/

        13.  Percent of Class Represented by Amount in Row (11)     30.06%

        14.  Type of Reporting Person (See Instructions)
             IN

   EXPLANATORY NOTE:

   This Amendment Number 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D filed on June 27, 2005 (the "Original 13D"), as amended by Amendment Number 1 to Schedule 13D filed on June 30, 2005, relating to the common stock of EarthShell Corporation (the Original 13D and Amendment Number 1 to Schedule 13D are referred to collectively herein as the "Original 13D, as amended"). The changes in the numbers of shares and percentage of outstanding shares pertain to the purchase by TSCP Machinery & Processing Group, LLC of shares of Series D Convertible Preferred Stock of EarthShell Corporation, and warrants to purchase common stock of EarthShell Corporation. This Amendment Number 2 amends and restates Items 3,4, 5, 6 and 7 of the Original 13D, as amended. All other Items presented in the Original 13D, as amended, remain unchanged.

   The Reporting Persons are making this single, joint filing because they may be deemed to be a "group" Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached to the Original 13D, as amended, as
   Exhibit 5. All capitalized terms used but not defined herein shall have the definitions assigned to them in the Original 13D, as amended.

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Upon closing of the Merger Agreement, the Company will acquire ownership of the Target and the Stockholder will acquire an aggregate of 8,000,000 shares of a series of the Company's preferred stock, designated Series C Convertible Preferred Stock (the "Convertible Preferred Stock" or the "Series C Preferred Stock") that is convertible into the Common Stock on a share-for-share basis (subject to adjustment). The Reporting Persons have committed $12,000,000 of capital to the Stockholder, of which $6,000,000 had been invested in the Target, and an additional $6,000,000 was invested in the Target within 30 days of the date of the Merger Agreement. The source of this $12,000,000 was capital provided by limited partners of the Fund pursuant to capital calls.

        On June 22, 2006, the Holding Company entered into a Securities Purchase Agreement among the Company, the Holding Company and the Edward W. Williams Revocable Trust, a trust formed under the laws of Missouri (the "Securities Purchase Agreement"). On June 22, 2006, the Holding Company closed the transactions contemplated therein and acquired 51,282 shares of a new series of preferred stock, designated Series D Convertible Preferred Stock of the Company (the "Series D Preferred Stock") that is convertible into the Common Stock on a share-for-share basis (subject to adjustment), as well as a warrant to purchase 222,222 shares of Common Stock (the "Warrant"). The Holding Company paid $200,000 to the Company for the consummation of the transactions contemplated under the Securities Purchase Agreement.

   The source of this $200,000 was capital provided by the limited partners of the Fund pursuant to capital calls.
   ITEM 4.  PURPOSE OF TRANSACTION

        Upon closing of the Merger Agreement, the Target will merge with a wholly-owned subsidiary of the Company (as a result of which the Target will become a wholly-owned subsidiary of the Company) and the Stockholder will receive an aggregate of 8,000,000 shares of the Series C Preferred Stock. The Series C Preferred Stock will then represent the right to acquire not less than 24.6 percent of the shares of the Common Stock outstanding on a fully-diluted basis.

        As described in Item 6, under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger is subject to various conditions. Even after those conditions have been met (or waived), the closing will not occur unless the Reporting Persons cause the Target to give a required notice, which they have no contractual obligation to do. Also, the Target can terminate the Merger Agreement at any time prior to closing for any reason. Although the Reporting Persons currently do not intend to terminate the Merger Agreement and expect that they will give the notice of closing if the conditions are met, the Reporting Persons expressly reserve their contractual rights to terminate, or otherwise not complete, the Merger Agreement.

        Following completion of the Merger, the Stockholder will have Board observer rights while it holds Series C Preferred Stock. After all the Series C Preferred Stock is converted (and so long as the Stockholder holds at least 25 percent (as adjusted) of the shares issuable upon conversion at the Merger Agreement closing), the Stockholder will have the right to nominate one candidate for election as a director of the Company, and the Company will use its best efforts to have that candidate elected as a Company director. Also, while the Stockholder owns any shares of Series C Preferred Stock or Common Stock, the Stockholder will be entitled to consult with and advise management of the Company and its subsidiaries on significant business issues and to have access to management, books and records and facilities.

        Additionally, upon the closing of the Securities Purchase Agreement, the Company issued to the Holding Company 51,282 shares of Series D Preferred Stock, as well as warrants to purchase 222,222 shares of Common. The Series D Preferred Stock and the Warrant are each convertible or exercisable, as applicable, by the Holding Company at any time after the date of such closing.

        Except as described above or as otherwise described in Items 3, 5 and 6, the Reporting Persons currently have no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        As described in Item 6, under the terms of the Merger Agreement, the Stockholder's ability to complete the Merger is subject to various conditions. As a result of these conditions, the Reporting Persons do not currently have the right to acquire the Series C Preferred Stock. Despite these conditions, however, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Series C Preferred Stock will be convertible. Additionally, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Series D Preferred Stock is convertible and which are underlying the Warrant, as each such type of acquired security provides the Holding Company with the right to acquire such shares of Common Stock at any time after the closing of the transactions contemplated by the Securities Purchase Agreement, the closing of which occurred on June 22, 2006.

        The share ownership percentages described in this Item 5 are based on the Company's representation in the Securities Purchase Agreement that 19,340,188 shares of Common Stock were outstanding as of June 22, 2006. The Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 18, 2006, reported that 19,340,188 shares of Common Stock were outstanding as of May 17, 2006.

        (a) The aggregate number and percentage of Common Stock that may be beneficially owned by each of the persons identified in Item 2 of the Original 13D, as amended, are provided in the following table:


              NAME             AGGREGATE NUMBER   PERCENTAGE

   The Stockholder                8,273,504         29.96%
   The Holding Company            8,273,504         29.96%
   The Fund                       8,273,504         29.96%
   The General Partner            8,273,504         29.96%
   Mr. Cooper (1)                 8,550,861         30.97%
   Mr. Finley (2)                 8,300,504         30.06%
   Mr. Holiday                            0             0
   Mr. Glennon                            0             0
   ____________________

        (1) Includes (i) 264,157 shares of Common Stock held by Mr. Cooper's spouse; (ii) 9,700 shares of Common Stock held by Mr. Cooper as custodian for his children, and (iii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        (2) Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.

        As described in Item 6, the Reporting Persons may be deemed to be members of a group with the Khashoggi Holders. Based solely on the information reported by the Company in its Annual Report on Form 10-K, for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006, under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,(which, for purposes of clarity, incorporated by reference the information contained in the Schedule 14A Definitive Proxy Statement to Shareholders filed on May 1, 2006), the Reporting Persons understand that the Khashoggi Holders were the beneficial owners, as of March 31, 2006, of 13,943,542 shares of Common Stock, which is reported as representing 55.75 percent of the Common Stock then outstanding.

        (b) The number of shares of Common Stock as to which each person identified in Item 2 of the Original 13D, as amended, may have the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is provided in the following table:

                           SOLE                      SOLE
                         POWER TO   SHARED POWER   POWER TO   SHARED POWER
           NAME            VOTE       TO VOTE      DISPOSE     TO DISPOSE

   The Stockholder            0     8,273,504           0     8,273,504
   The Holding Company        0     8,273,504           0     8,273,504
   The Fund                   0     8,273,504           0     8,273,504
   The General Partner        0     8,273,504           0     8,273,504
   Mr. Cooper            13,200[1]  8,537,661[2]   13,200[1]  8,537,661[2]
   Mr. Finley                 0     8,300,504[3]        0     8,300,504[3]
   Mr. Holiday                0             0           0             0
   Mr. Glennon                0             0           0             0

   --------------------

        [1] Includes (i) 9,700 shares of Common Stock held by Mr. Cooper as custodian of UMOUTMA for his children and (ii) 3,500 shares of Common Stock held by Mr. Cooper in his IRA.

        [2] Includes 264,157 shares of Common Stock held by Mr. Cooper's spouse.

        [3] Includes (i) 12,000 shares of Common Stock held by Mr. Finley as custodian of UGMA accounts for his three children, (ii) 5,000 shares of Common Stock held jointly with Mr. Finley's spouse, and (iii) 10,000 shares of Common Stock held as co-trustee, along with Ms. Finley, of the Peter S. Finley Living Trust of 4/12/02.

        Mr. Cooper's spouse's name is Stacy Cooper ("Ms. Cooper"). Ms. Cooper's address is 26 Dromara Road, St. Louis, Missouri 63124. She is not employed. During the last five years, Ms. Cooper (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Cooper is a citizen of the United States.

        Mr. Finley's spouse's name is Macon P. Finley ("Ms. Finley").
   Ms. Finley's address is 12 Carrswold Drive, St. Louis, Missouri 63105. Her principal occupation is a schoolteacher. During the last five years, Ms. Finley (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Finley is a citizen of the United States.

        (c) In the past 60 days, Ms. Cooper has effected the following purchases of shares of Common Stock through a broker:

           DATE        NUMBER OF SHARES     PRICE PER SHARE

      June 06, 2006         3,000                $2.15
      June 06, 2006        11,000                $2.20
      June 06, 2006         5,000                $2.25
      June 07, 2006         7,500                $2.15
      June 07, 2006         2,500                $2.05

        Other than the transactions described in this part (c) of Item 5 of this Schedule 13D, none of the persons listed in part (a) of Item 5 of this Schedule 13D has effected any transactions in the Common Stock during the past 60 days. The Reporting Persons have no information as to any transactions by the Khashoggi Holders.

        (d) No person, other than (i) those identified in Item 2 of the Original 13D, as amended, (ii) Ms. Cooper, and (iii) Ms. Finley is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of

   Common Stock beneficially owned by the persons identified in Item 2 of the Original 13D, as amended.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Company, EarthShell Triangle, Inc., which is a wholly-owned subsidiary of the Company, the Target, which is a wholly-owned subsidiary of the Stockholder, and the Stockholder entered into an Agreement and Plan of Merger, dated as of June 17, 2005 (the "Merger Agreement"). Upon closing of the Merger Agreement, the Company would acquire the Target through the merger of EarthShell Triangle, Inc. into the Target, and the Stockholder would receive, in exchange for all of the outstanding shares of the Target, an aggregate of 8,000,000 shares of the Convertible Preferred Stock. Prior to closing, the Merger Agreement may be terminated (i) at any time by the Target for any reason and (ii) after March 31, 2006, by either the Company or the Target if the terminating party was not the cause of the failure to close. On February 17, 2006, the parties to the Merger Agreement executed an Amendment to Agreement and Plan of Merger by and among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable Products, Inc., and ReNewable Products, LLC, (the "Merger Agreement Amendment") which extended the date on which either party may terminate, as set forth under item (ii) above, to December 31, 2006. The Merger Agreement Amendment is filed as Exhibit 1.1 hereto

        Under the terms of the Merger Agreement, in addition to the $12,000,000 investment referred to under Item 3 of this Schedule 13D, the Company's obligation, and thus the Stockholder's ability, to complete the Merger are subject to various conditions. Those conditions stated in the Merger Agreement include the Target's making payment under a purchase order for certain equipment placed with an affiliate of Stockholder that is an EarthShell equipment supplier, installing support systems for the equipment, obtaining certain financing, operating the equipment at agreed-to levels of effectiveness, generating royalty income for the Company pursuant to a sublicense agreement between the Company and the Target, and demonstrating that the Target's equity and debt financing are adequate to operate the equipment without additional funding by the Company.

        As a result of these conditions, the Reporting Persons do not currently have a right to acquire the Series C Preferred Stock. Despite these conditions, however, the Reporting Persons may be deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Series C Preferred Stock will be convertible.

        Even after all the conditions to the obligations of the various parties to the Merger Agreement have been met (or waived), the closing will not occur until and unless the Target, which will then still be owned and controlled by the Reporting Persons, gives a written notice to the Company of its intent to consummate the transactions contemplated by the Merger Agreement. The Target has no contractual obligation to give notice.

        As provided in the Certificate of Designation of the Series C Preferred Stock (the "Series C Certificate of Designation"), the Series C Preferred Stock will be convertible at any time at the election of the holder into Common Stock on a share-for-share basis (subject to certain adjustments). At any time after the second anniversary of the closing under the Merger Agreement, the Company can, on due notice, cause all of the Series C Preferred Stock to be converted into Common Stock. In addition to various customary anti-dilution adjustments, if the number of shares of Common Stock outstanding on a fully-diluted basis as of the closing of the Merger Agreement is more than 24,556,184, then the conversion rate will be adjusted so that the Common Stock issuable on conversion of the Convertible Preferred Stock would represent 24.6 percent of the Common Stock then outstanding, on a fully-diluted basis, including after conversion of the Series C Preferred Stock.

        The Series C Preferred Stock will be entitled to one vote per share and to vote generally with the Common Stock as one class. So long as at least 4,000,000 shares of Series C Preferred Stock remain outstanding, the Company will be precluded, without the approval of the holders of the Series C Preferred Stock, voting as a single class, from taking a number of potentially significant actions, including certain issuances of capital stock at less than fair market value (as defined), repurchasing capital stock, mergers, sales of certain assets or capital stock of subsidiaries, transactions with affiliates (with certain exceptions), amending material agreements (with certain exceptions), making certain investments, certain acts of insolvency and certain litigation settlements. The holders of Series C Preferred Stock will also have certain board observer rights.

        In connection with entering into the Merger Agreement, the Company and the Stockholder signed a letter agreement with Essam Khashoggi, the Company's principal stockholder, acting on behalf of himself and his family and entities he owns or controls that hold shares or rights to acquire Common Stock (together, the "Khashoggi Holders"). The letter agreement (the "Khashoggi Lock-up Agreement"), which is included as Exhibit 4 to the Original 13D, as amended and is incorporated herein by reference, includes certain agreements relating to possible sales of Common Stock by the Stockholder and by the Khashoggi Holders. The agreements include (i) coordination designed to reduce the adverse effect of sales of Common Stock (together with certain other transactions that the Company views as likely) on the Company's net operating loss carryforward; (ii) commitments relating to sales that may affect the other party's exercise of registration rights granted by the Company; and (iii) for two years after the closing under the Merger Agreement, restrictions on certain unregistered sales of Common Stock.

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        By virtue of the Khashoggi Lock-up Agreement, the Reporting
   Persons and the Khashoggi Holders may be deemed to be members of a group who have agreed, to the extent set forth in the Khashoggi Lock-up Agreement, to act together with respect to the disposition of Common Stock.

        The Securities Purchase Agreement, among the Company, as issuer and the Holding Company and an unaffiliated third party trust, as purchasers, dated as of June 22, 2006, provides for the purchase of a total of 128,205 shares of Series D Preferred Stock to purchasers, as well as warrants to purchase of 555,555 shares of Common Stock. The Securities Purchase Agreement provides for a simultaneous execution and closing date; so the terms and rights set forth thereunder were vested in the purchasers on June 22, 2006.

        Under the terms of the Certificate of Designation of the Series D Preferred Stock (the Series D Certificate of Designation"), which is filed as Exhibit 7 hereto, the Reporting Persons are deemed to have a right to acquire, within 60 days, beneficial ownership of the Common Stock into which the Series D Preferred Stock will be convertible.

        As provided in the Series D Certificate of Designation, the Series D Preferred Stock will be convertible at any time at the election of the holder into Common Stock on a share-for-share basis (subject to certain adjustments). At any time after the total per share accrued dividends meets or exceeds $1.17 pre share, the Series D Preferred Shares may be subject to mandatory conversion into Common Stock. The Series D Certificate of Designation also contains various customary anti-dilution adjustments.

        The Series D Preferred Stock is senior to all other designated series of Preferred Stock of the Company, and shall accrue dividends at a rate of 20% per annum, (compounded monthly) of the total liquidation value of $3.90 per share of the Series D Preferred Stock held by each holder thereof, plus all accrued but unpaid dividends thereon. The Series D Preferred Stock shall also be entitled to receive, if and when declared by the Board of Directors of the Company, dividends in an equal amount, on a per share basis, to those paid to the holders of Common Stock.

        The Series D Preferred Stock will be entitled to one vote per share and to vote generally with the Common Stock as one class. So long as any shares of Series D Preferred Stock remain outstanding, the Company will be precluded, without the approval of at least seventy-five percent (75%) of the holders of the Series D Preferred Stock, voting as a single class, from taking a number of potentially significant actions, including certain issuances of capital stock at less than fair market value (as defined), repurchasing capital stock, mergers, sales of certain assets or capital stock of subsidiaries, transactions with affiliates (with certain exceptions), amending material agreements (with certain exceptions), making certain


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   investments, certain acts of insolvency and certain litigation settlements.

        Under the terms of the Warrant, the Holding Company may exercise its right to purchase 222,222 Common Shares at any time and from time to time following the closing of the transactions contemplated by the Securities Purchase Agreement, for a period of five years following the date of issuance. The exercise price on the date of issuance shall be $3.90 per share, subject to adjustment as per the terms of the Warrant. Additionally, the number of shares the holder of the Warrant may purchase is subject to adjustment from time to time, in accordance with the terms of the Warrant.

        The descriptions contained in Items 3, 4, 5 and 6 of the terms of the Merger Agreement, the Series C Certificate of Designation, the Registration and Investor Rights Agreement, the form of Khashoggi Lock-up Agreement, the Securities Purchase Agreement, the Series D Certificate of Incorporation and the Warrant are qualified in their entirety by reference to the full text of the Merger Agreement, the Series C Certificate of Designation, the Registration and Investor Rights Agreement, the form of Khashoggi Lock-up Agreement, the Securities Purchase Agreement, the Series D Certificate of Incorporation and the Warrant, copies of which are attached to
   Schedule 13D as Exhibits 1,2, 3,4, 5,7 and 8, respectively, and incorporated herein by reference.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

        Following is a list of the materials attached to this Amendment Number 2 to Schedule 13D:

        Exhibit 1 Agreement and Plan of Merger, dated as of June 17, 2005, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable Products, Inc., and ReNewable Products, LLC - Previously Filed

        Exhibit 1.1 Amendment to Agreement and Plan of Merger, dated as of June 17, 2005, among EarthShell Corporation, EarthShell Triangle, Inc., ReNewable Products, Inc., and ReNewable Products, LLC, dated as of February 17, 2006

        Exhibit 2      Certificate of Designation of the Series C
                       Convertible Preferred Stock of EarthShell
                       Corporation - Previously Filed

        Exhibit 3      Registration and Investor Rights Agreement -
                       Previously Filed

        Exhibit 4      Khashoggi Lock-up Agreement - Previously Filed

        Exhibit 5 Securities Purchase Agreement among EarthShell Corporation, TSCP Machinery & Processing Group, LLC, and the Edward W. Williams Revocable Trust, dated June 22, 2006


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        Exhibit 6      Joint Filing Agreement - Previously Filed

        Exhibit 7      Certificate of Designation of the Series D
                       Convertible Preferred Stock of EarthShell
                       Corporation

        Exhibit 8 EarthShell Corporation Common Stock Warrant of TSCP Machinery & Processing Group, LLC










































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